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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SYNTHESIS ENERGY SYSTEMS INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
871628103
(CUSIP Number)
September 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	871628103	Page	2	of	9

1	NAMES OF REPORTING PERSONS Khalij Fiduciaire SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,904,762 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,904,762 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,762 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) As of December 15, 2008, the reporting person no longer has voting or dispositive power with respect to these shares. See Item 5 of this report.
(2) Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No.	871628103	Page	3	of	9

1	NAMES OF REPORTING PERSONS Collison Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,904,762

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,904,762

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,904,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No.	871628103	Page	4	of	9

1	NAMES OF REPORTING PERSONS Karinga Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No.	871628103	Page	5	of	9

1	NAMES OF REPORTING PERSONS Andrew Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,904,762 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,904,762 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,762 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) As of December 15, 2008, the reporting person no longer has voting or dispositive power with respect to these shares. See Item 5 of this report.
(2) Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No.	871628103	Page	6	of	9

1	NAMES OF REPORTING PERSONS Victoria Loraine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,904,762 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,904,762 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,762 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) As of December 15, 2008, the reporting person no longer has voting or dispositive power with respect to these shares. See Item 5 of this report.
(2) Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No. 871628103	Page 7 of 9

ITEM 1(a).	Name of Issuer: Synthesis Energy Systems, Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices: 6330 W Loop S Suite 300 Houston, TX 77401

ITEM 2(a).	Name of Person Filing: Khalij Fiduciaire SA Collison Limited Karinga Limited Andrew Evans Victoria Loraine

ITEM 2(b).	Address of Principal Business Office: c/o Khalij Fiduciaire SA Le Forum 1er étage, Grand’Rue 3, CP317, 1820 Montreux 2, Switzerland

ITEM 2(c).	Citizenship: Khalij Fiduciaire SA — Switzerland Collison Limited — Cayman Islands Karinga Limited — British Virgin Islands Andrew Evans — United Kingdom Victoria Loraine — United Kingdom

ITEM 2(d).	Title of Class of Securities Common Stock

ITEM 2(e).	CUSIP Number 871628103

ITEM 3.	Not applicable.

ITEM 4.	Ownership
(a) Amount beneficially owned:
See Item 9 of cover pages.
(b) Percent of class:
See Item 11 of cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote
See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 of cover pages.

CUSIP No. 871628103	Page 8 of 9

ITEM 5.
Ownership of Five Percent or Less of a Class
If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company Not applicable.

ITEM 8:	Identification and Classification of Members of the Group. Not applicable.

ITEM 9:	Notice of Dissolution of Group Not applicable.

ITEM 10:
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 871628103	Page 9 of 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 15, 2008

KHALIJ FIDUCIAIRE SA
By:	/s/ Andrew Evans
	Name:	Andrew Evans
	Title:	President

COLLISON LIMITED
By:	/s/ Andrew Evans
	Name:	Andrew Evans
	Title:	Attorney-in-fact for Collison Limited

KARINGA LIMITED
By:	/s/ Andrew Evans
	Name:	Andrew Evans
	Title:	Attorney-in-fact for Karinga Limited

ANDREW EVANS
By:	/s/ Andrew Evans
	Name:	Andrew Evans
	Title:	Individual

VICTORIA LORAINE
By:	/s/ Victoria Loraine
	Name:	Victoria Loraine
	Title:	Individual

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Power of Attorney of Collison Limited
99.3	Power of Attorney of Karinga Limited